Exhibit 99.2

Press Release

SCHMID Group N.V. reports H1 2024 Financial Results and Guidance Update

Freudenstadt, Germany, December 27, 2024 – SCHMID Group N.V. (NASDAQ: SHMD), a global leader in providing solutions to the high-tech electronics, photovoltaics, glass, and energy systems industries, reports its unaudited financial results for the first half of 2024, covering the period ended June 30, 2024 and updates its full-year 2024 guidance.

Key Highlights

•	Revenues: €29.7 million for the six months ended June 30, 2024 compared to €40.5 million for the same period last year due to lower order volume in Europe and in parts of Asia

•	Gross Profit: €5.6 million for the six months ended June 30, 2024 compared to €12.6 million for the same period last year

•	IFRS 2 charges: €70.6 million for the six months ended June 30, 2024 due to IFRS 2 expenses as a result of the business combination with Pegasus Digital Mobility Acquisition Corporation in April 2024 as one time effect purely related to the de-SPAC process.

•	Operating Result: €-70.1 million for the six months ended June 30, 2024 compared to €29.5 million for the same period last year principally as a result of the IFRS 2 impact and lower gross profit.

•	Adjusted EBITDA (non-IFRS)*: €6.1 million for the six months ended June 30, 2024 compared to €37.3 million for the same period last year

Revenue and Operating Results for H1 2024

SCHMID Group N.V.'s revenues and gross profits were lower in the first half of 2024 than in the comparable period of 2023, in particular due to weak revenues in Europe and in parts of Asia.

The Group's operating results were strongly impacted by IFRS 2 expenses in the amount of €70.6 million in relation to the business combination with Pegasus Digital Mobility Acquisition Corporation in April 2024. These IFRS 2 expenses result from the accounting treatment of the de-SPAC transaction with Pegasus Digital Mobility Acquisition Corporation and represent the excess of the fair value of the shares issued by SCHMID Group N. V. over the value of the net assets acquired from Pegasus.

Adjusted Outlook for 2024

We published an outlook for 2024 in the Company's Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024. Based on our budget forecasts for the whole 2024 financial year, in our annual report on Form 20-F published May 15, 2024 and the Registration Statement on Form F-1 declared effective in September 2024, we previously estimated that our sales will be up to €130 million and our adjusted EBITDA will be up to €35 million (before de-SPAC, IPO-related or listing-related costs) for the full financial year ended December 31, 2024.

In our Registration Statement on Form F-1 declared effective in September 2024, we stated that we aim to complete our budget forecast reassessment for the whole 2024 financial year as part of the compilation of our half-year financial statements as of June 30, 2024.

Based on our budget forecast reassessment, we now expect sales to be significantly below the levels of the financial year 2023 and Adjusted EBITDA (before de-SPAC, IPO-related or listing-related costs) to be correspondingly lower for the financial year 2024. Sales in the standard PCB segment are trending downwards, while we are seeing increased interest in the Packaging segment. With a higher complexity of projects and also longer lead times in the Packaging division we are seeing a shift in the realization of sales towards the next year. For standard PCB orders we have experienced lower-than-expected order volumes mainly as a result of general uncertainties in the markets in China, Taiwan and Europe. The markets did not show the positive development originally expected in 2024. In the North Americas region, we generated positive sales in 2024, also primarily driven from our advanced packaging activities.

Outlook for 2025

For the financial year 2025, we expect sales revenue of up to EUR 110 million and, taking into account this level of sales, an Adjusted EBITDA margin of approximately 15 % on sales. We expect that in the future the advanced packaging activities to account for our main business volume. New products developed and introduced for this sector are supporting this trend. We see an increasing interest of SCHMID’s new developments around the glass core application for advanced packaging combined with SCHMID’s ET- technology (Embedded Traces). We expect a further difficult market environment for standard PCB applications, while the high-end equipment for advanced packaging should further expand SCHMID’s product portfolio and become the major driver of our business. The business fields of end customer applications will focus on chiplets for AI applications and other advanced packaging applications.

We are in the final phase of some significant strategic cooperations with global leading companies which can support the growth path forward.

Changes to the Board of Directors

On December 23, 2024, Mr. Christian Brodersen resigned from his positions on the board of directors for personal reasons. We would like to thank Mr. Brodersen for his support over the past months since the de-SPAC transaction.

We are pleased to have found an extremely competent successor in Dr. Annedore Streyl, who will take over Mr. Brodersen's positions as member of the board and chair of the audit committee, the compensation committee and the nomination committee. Dr. Streyl has more than 30 years of experience in leading positions at renowned law and auditing firms. She is an expert in the field of legal consulting for M&A and non-M&A transactions, carve outs, joint ventures, major infrastructure projects, privatizations and corporate governance and compliance work. We are delighted to welcome another woman, Dr. Streyl, to our board of directors.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for 2024, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our current dependence on sales to a limited number of customers for most of our revenues; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC on May 15, 2024, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

*Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), we review financial measures that are not calculated and presented in accordance with IFRS (“non-IFRS financial measures”). We believe our non-IFRS financial measures are useful in evaluating our operating performance. We use the following non-IFRS financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS financial information, when taken collectively, may be helpful to investors, because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their IFRS or US-GAAP results. The non-IFRS financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. A reconciliation of each historical non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS is provided above. Reconciliations of forward- looking non-IFRS financial measures are not provided because we are unable to provide such reconciliations without unreasonable effort due to the uncertainty regarding, and potential variability of, certain items, such as stock-based compensation expense and other costs and expenses that may be incurred in the future. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

Our non-IFRS financial measures include adjusted EBITDA defined as Net income (loss) for the period before net finance result, depreciation, and amortization (including impairments), and special items including the IFRS 2 expenses due to the business combination with Pegasus Digital Mobility Acquisition Corporation. Our management team ordinarily excludes special items from its review of the results of the ongoing operations. Special items may comprise significant asset impairments and write-offs, special accounting charges and other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities.

About The SCHMID Group

The SCHMID Group is a world-leading global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, with its headquarters based in Freudenstadt, Germany. Founded in 1864, today it employs more than 800 staff members worldwide, and has technology centers and manufacturing sites in multiple locations including Germany and China, in addition to several sales and service locations globally. The Group focuses on developing customized equipment and process solutions for multiple industries including electronics, renewables, and energy storage. Our system and process solutions for the manufacture of substrates, printed circuit boards and other electrical components ensure the highest technology levels, high yields with low production costs, maximized efficiency, quality, and sustainability in green production processes.

Learn more at www.schmid-group.com